UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:	June 30, 2017

DUBUC MOTORS INC,
(Exact name of issuer as specified in its charter)

Delaware
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

U.S.A. 1250 Borregas Avenue Sunnyvale, CA 94089	Canada 3000 Watt # 12, Quebec, Quebec, G1X 3Y8
(Full mailing address of principal executive offices)

1-800-438-1859
(Issuer’s telephone number, including area code)

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Item 1. Business

The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this offering circular, see “Forward Looking Statements”.

Overview

Dubuc Motors Inc. is a Delaware corporation incorporated on January 13, 2016. The company was formed to design, develop, manufacture and sell high-performance fully electric vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Car Inc., a Québec incorporated company. The company operates under exclusive licensing and commercialization agreement with Dubuc Super Light Car Inc. See “Interest of Management and Others in Certain Transactions - Licensing and Commercialization Agreement”, for more information about this agreement.

Dubuc Superlight Car Inc., has introduced and tested a series of prototypes to its all-electric two seater Tomahawk sports car, each iteration resulting in technological innovations and design improvements over earlier prototypes. The company intends to take the existing Tomahawk vehicle further with a number of additional enhancements before advancing it to commercial production in 2019.

The Dubuc team has spent over 12 years in the research and development of high performance electric vehicles. These efforts have resulted in engineered innovative changes in the Tomahawk chassis, drive, and power train. We believe these innovative changes make the Tomahawk a high performance electric vehicle complete and ready for the electric vehicle revolution of the high-performance vehicle industry.

Our Industry

We believe the all-electric 2+2 AWD Tomahawk will compete in the high-performance sports vehicle market against premium vehicles such as the Corvette Zora, Ferrari 488GTB, Ford GT, Lexus SC, McLaren P14 and Maserati Alfieri, which range in price from $80,000 to $300,000. We are not aware of any commercial all electric high performance vehicles.

Consumers may consistently rank fuel economy near the top of their wish lists when seeking out a new vehicle, but buyers clearly prioritize performance, too.

According to Bloomberg New Energy Finance in 2016, sales of electric vehicles are expected to grow to 41 million by 2040, representing approximately 35% of new vehicle sales. Bloomberg in a separate report in 2015 estimated the premium car market had surged 154% as the growing ranks of wealthy consumers want more opulent toys.

It is this niche area between electric vehicles and high performance vehicles we intend to operate.

Products and Services

Our Vehicles

Over the next year we intend to complete the design, the proto-type manufacturing, and testing of the Tomahawk all-electric 2+2 all-wheel drive sports car. A 2+2 is a two seater sports car with two compact rear seats. We will be drawing on the past experience of Dubuc Superlight Car Inc., and the design and engineering professionals our CEO and COO have previously worked with in developing the original Tomahawk prototype vehicles. We estimate that the development costs of the new Tomahawk sports car model will range from $1.0 to $4.0 million. Assuming we are successful in raising the capital we need, we intend to unveil and commence production with deliveries starting in 2019

We are beyond concept drawings for this vehicle. What we are planning to do represents the next step in the evolution of the existing Tomahawk vehicles. As such, the new Tomahawk will have the following features:

High Performance Power	Intelligent Safety Features	Smart Connectivity Built-In	Built Around Luxury

●  400 -mile (EPA) range;(1)

●  0-60 in 2 seconds;

●  160 Mph maximum speed;

●  Electric all-wheel drive;

●  Four Electric motors;

●  Single speed transmission;

●  3-Phase power;

●  Liquid cooled;

●  Simple dual ECM;

●  R-gate dive technology;

●  Four-quadrant operation;

●  Low-cogging torque for better NVH;

●  3-Phase EMI Filter;

	● Traction – Stability controls; ● Advance collision warning; ● Industry first tube & monocoque chassis; ● Premium components.	● WiFi hotspot built-in; ● Live 360 camera; ● Hands-free voice activated commands; ● Onboard computer; ● Navigation; ● Over air software updates; ● In-car diagnostic (trouble-shooting)	● Central touch screen console; ● Carbon fiber interior; ● Carbon fiber body ● Carbon fiber chassis ● Scissor doors; ● Panoramic view roof; ● Low electromagnetic audible noise

Note:

(1)	We are currently using lithium batteries in our prototype vehicles. These batteries are not unique to our vehicle other than we plan on using a 110kWh battery pack versus a 60kWH battery which is common in most mass marketed vehicles. A 110kWh battery pack uses the same cells as in previous packs but the pack is reorganized to fit more cells. Determining the estimated range is a matter of the size of the battery divided by the range per kWh. Generally, electric cars can drive 3-4 miles on a single kWh. As battery size increases they become heavier which reduces the range per kWh. The battery pack manufacturers Samsung SDI an LG Chem estimate their respective 110kWH battery actually has a range of 400 miles per charge. We have not tested our vehicles for range. The range provided is an estimate only.

Chassis and Body Design

A vehicle frame, also known as its chassis, is the main supporting structure of a motor vehicle to which all other components are attached. Nearly all passenger cars today are uni-body construction, meaning their chassis and bodywork has been integrated into one another. We intend to build our vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Car Inc. (the “Dubuc Platform”). The Dubuc Platform has a number of unique characteristics and advantages over other chassis in the marketplace:

●	Bonded Chassis Technology: We believe we have developed the first vehicle in North America formed of bonded aluminum and carbon fiber assembled without welding.
●	Cab Forward Design: By positioning the entire vehicle cabin forward, the interior is “stretched” to provide more interior space.
●	Aluminum Tube & Monocoque Structure: An industry-first structural blend to add stiffness and rigidity while maximizing safety and performance.
●	Adjustable Air Suspension Ride Height: Creates exceptional ride quality, regardless of load, and adjusts vehicle height for appearance and obstacle clearances.
●	All-Aluminum Front/Rear Sport Double Wishbone Suspension: Rigid, safe and lightweight, used to give peak performance and sports car handling.
●	Flat Undercarriage: Reduces downforce and turbulence while driving at high speeds.

We intend to modify and further enhance the Dubuc Platform when designing and building the 2+2 electric AWD Tomahawk vehicle.

We also intend to make some design modifications to the body of the vehicle. We believe the overall changes will enhance the vehicle and its performance.

Technology

It is our observation that consumers are placing more emphasis on automotive technology when making a vehicle purchase. We intend to utilize third-party automotive technology along with proprietary technology in our vehicles. Although we have identified a list of current “must have” technologies, we will monitor the industry and seek feedback from potential customers about the emerging technological features customers want as we move forward with our development and manufacturing plan.

Engine and Powertrain

We utilize a dual motor power train, which uses two electric motors in our vehicles. In this power train, a unit couples the speed of two motors, and another shaft-fixed gear unit couples the torque of two motors. By means of integrated control, the electric motors, synchronizer, and the dual motor power train can operate in four modes to satisfy the demands of different running conditions, thereby improving the energy utilization efficiency. This results in improved performance, traction control, range and power in an all-wheel drive configuration.

Engineering and Development, to Date

Our founders, Mario Dubuc and Mihalis Kakogiannakis, have spent considerable time and personal capital, along with some “love money”, developing the Tomahawk vehicle over the last twelve years. These efforts were first conducted as a partnership and then through Dubuc Superlight Car Inc.

Several designs and generations of prototypes were built to refine and polish the Tomahawk’s engineering. The product was to be exotic looking targeting a niche clientele and practical for the everyday commute, we addressed much needed wants from consumers such as a roomier interior cabin with two (2) extra seats capable of fitting the big and tall, enough cargo space allowing for two (2) golf bags and a fully connected vehicle to name a few improvements among so many. Range is also a concern when considering an electric vehicle and so we have addressed this problem by increasing the size of lithium battery from 60kWH which is commonly found in electric vehicles today to a 110kWH lithium battery to provide an approximate 370 mile-range. We expect the range will be able to increase for the later model as battery technology evolves. We have not tested the actual range of our vehicles which is one of the items which will be confirmed when the Tomahawk undergoes government certification.

Prototype Build and Design Validation

Until we are able to lease or purchase our own building we intend to utilize the prototype and production facilities of Dubuc Superlight Car Inc. which is located in Québec City, Québec. These facilities were used to create each of existing Tomahawk prototype vehicles.

At this point in time we are very familiar with the design, engineering, components, development, production and build schedule of launching a new production model electric sports car vehicle. The responsiveness of our development process is such that we are able to continue to modify and adjust each new vehicle’s specifications throughout the development phase and near to the scheduled launch of the model. This not only allows us to quickly respond to technological and market changes but also reduces our overall development costs.

The main purpose for the funds raised in this offering is to advance the company’s prototype build and design validation.

Manufacturing

We require further capital to be in a position to scale the manufacturing of our vehicles either through renovated leased facilities or through a building purchased or built specifically for our purposes. If such capital is available, we intend to establish a continuous flow manufacturing process that encompasses fabrication, assembly, quality management, and testing.

Assuming, we are successful in raising the full amount in this offering we expect to our production capacity to be around ten (10) to a maximum of one hundred (100) vehicles in our first year of production. We foresee a yearly production of approximately 1,500 units once fully established (sales and marketing etc.). Our production line is non-automated.

Marketing and Vehicle Sales

We believe there is significant demand in North America and Internationally for a North American engineered high performance 2+ 2 all electric automobile. Our potential customers are men aged between 25 and 65 years of age, who are a professional or successful entrepreneur - informed, environmentally conscious clients seeking tomorrow’s new trend. We initially plan on focusing our marketing and sales efforts on the U.S. market due our present limited cash resources.

Marketing

Our main marketing activities to date have been to display our vehicles at high-end car shows and setting up vehicle displays at Formula 1 race events. We have also have received positive media attention from newspaper, magazine and online publication interested in the automobile industry. This media attention provides us with unpaid viewer impressions in these publications.

Our principal marketing goals over the next twelve months is to:

●	generate demand for our vehicles and drive leads to our reservation system;
●	engage the general public through attendance at high-end car shows, race events, and other public events to build brand awareness;
●	engage prospective clients with increased knowledge about our vehicles technical aspects and providing an opportunity to have a first-hand experience of the latest Tomahawk vehicle;
●	selectively partner with leading brands from other industries that have similar brand attributes and demographic characteristics in order to reinforce the aspirational high-performance attributes of our brand generate lead engagement with potential customers
●	build excitement for our latest Tomahawk launch through a world premiere event; and
●	enable customer input into the product development process.

We are currently working on a digital and social media marketing strategy to deliver content to our target audience, increase awareness of our brand, foster loyalty, and build a community of Tomahawk enthusiasts. We are focused on generating relevant and compelling content for our network of customers and enthusiasts in order to drive industry-leading engagement with our target consumer.

Vehicle Sales

We intend to sell our vehicles through the internet via our own sales and network channels which we are continuing to grow globally. We believe the benefits we receive from distribution ownership will enable us to improve the overall customer experience, the speed of product development and the capital efficiency of our business.

Clients and potential clients will be encouraged to visit our manufacturing facilities once established to experience a close relationship with our management and manufacturing team. No commission sales persons or high pressure sales tactics. Instead, we want the quality of our vehicle and genuine passion of our team to shine through. We envision each vehicle being either picked up in person at our manufacturing facility or personally delivered by one of our team members. We believe each purchase is the start of potential long term relationship with our company.

Vehicle Reservations

We are in the process of accepting refundable reservations deposits of $5,000 plus applicable taxes for purposes of securing a future vehicle. All such reservation funds will be held in trust. Funds are non-refundable once a customer reconfirms their commitment to purchase a vehicle. We will require full payment of the purchase price of the vehicle prior to delivery of the vehicle to the customer.

Competition

Competition in the high performance and alternative fuel vehicle automotive markets are both driven by the strength of the brand, and the appeal of the products in terms of performance, styling, novelty and innovation as well as on the manufacturers’ ability to renew its product offerings regularly in order to continue to stimulate customer demand. We believe the other primary competitive factors in our markets include but are not limited to:

●	technological innovation;
●	product quality and safety;
●	service options;
●	product performance;
●	design and styling;
●	brand perception;
●	product price; and
●	manufacturing efficiency.

Many established and new automobile manufacturers have entered or have announced plans to enter the alternative fuel vehicle market. Overall, we believe these announcements and vehicle introductions promote the development of the alternative fuel vehicle market by highlighting the attractiveness of alternative fuel vehicles, particularly those fueled by electricity, relative to the internal combustion vehicle. Tesla, BMW, Daimler, Nissan, Fiat, Ford and Mitsubishi, among others, have electric vehicles available today. Moreover, Porsche, Lexus, Audi, Volkswagen and Volvo, as well as a number of prospective automobile manufacturers, are also developing electric vehicles. Electric vehicles have also already been brought to market in China and other foreign countries and we expect a number of those manufacturers to enter the United States market as well. In addition, several manufacturers, including General Motors, Toyota, Ford, and Honda, are each selling hybrid vehicles.

Most of our current and potential competitors in both the automotive markets have significantly greater resources than we do, may be able to devote greater resources to the manufacture, sale and support of their products, and have other advantages. Larger automotive groups with a product offering in the high-performance sports car market, for instance, typically have larger financial resources compared to the small high performance car producers and therefore may have more flexibility in planning for product launches and capital spending over time.

Raw Materials and Suppliers

We will need to source a variety of components (including brakes, driving-safety systems, navigation systems, mechanical, electrical and electronic, plastic components as well as castings and tires), raw materials (aluminum, and precious metals), supplies, utilities, logistics and other services from numerous suppliers.

Our management has developed close relationships with several key suppliers particularly in the procurement of cells and certain other key system parts. While we intend to obtain components from multiple sources in some cases, similar to other automobile manufacturers, many of the components used in our vehicles may be purchased by us from a single source. In addition, while several sources of the battery cell we have selected for our battery packs are available, we have currently fully qualified only one cell for the battery packs we use in our vehicles. We are working to fully qualify additional cells from other manufacturers.

The price for various raw materials we use in our business such as aluminum, steel, cobalt, nickel and copper fluctuates depending on market conditions and global demand for these materials.

We believe that we will have adequate supplies or sources of components and raw materials necessary to meet our manufacturing and supply requirements.

Research and Development

We intend to engage in research and development activities aimed at improving the design, performance, safety, efficiency and reliability of our cars. We believe our relatively small size and focus on the high performance fully electric car market allows us to design and develop new models exceptionally quickly. The level of research and development activity we can undertake will be dependent on how much capital we are able to raise under this and other offerings undertaken by the company in the future.

Employees

Currently, the company does not have any full-time or part-time employees or contractors. The company intends to hire approximately ten engineers and designers who previously were contracted with Dubuc Superlight Car Inc. after the offering.

Governmental Programs, Incentives, and Regulations

We plan on manufacturing and initially selling in North America. Our operations are subject to a variety of environmental laws and regulations governing, among other things, our vehicles, with requirements relating to emissions, reduced fuel consumption and safety becoming increasingly strict, and manufacturing facilities, with requirements for emissions, treatment of waste, water and hazardous materials and prohibitions on soil contamination. Our vehicles and the engines that power them must also comply with extensive regional, national and local laws and regulations and industry self-regulations (including those that regulate vehicle safety, end-of-life vehicles, emissions and noise).

We believe we are substantially in compliance with the relevant regulatory requirements affecting our proposed facilities and products. We intend to constantly monitor such requirements and will adjust our operations to remain in compliance.

Automotive Emissions

Numerous laws and regulations limit automotive emissions, including vehicle exhaust emission standards, vehicle evaporative emission standards and onboard diagnostic (“OBD”), system requirements. Advanced OBD systems are used to identify and diagnose problems with emission control systems. Emission and OBD requirements become more challenging each year, requiring vehicles to continually meet lower emission standards and implement new diagnostics. We expect these requirements will continue to become even more rigorous in the future.

Under the U.S. Clean Air Act, the Environmental Protection Agency (“EPA”), and the California Air Resources Board (“CARB”) (by EPA waiver), require emission compliance certification before a vehicle can be sold in the U.S. or in California (and many other states that have adopted the California emissions requirements). Both agencies impose limits on tailpipe and evaporative emissions of certain smog-forming pollutants from new motor vehicles and engines. The Tomahawk emits zero gas emissions.

In 2014, EPA issued new tailpipe and evaporative emission standards, as well as fuel requirements, under its Tier 3 Vehicle Emission and Fuel Standards Program, or Tier 3 standards. These Tier 3 standards are generally more stringent than prior standards. The Tier 3 standards are also generally aligned with California’s Low Emission Vehicle III (“LEV III”), tailpipe and evaporative standards, discussed below. These standards would further require us to conduct post-production vehicle testing to demonstrate compliance with these emissions limits for the estimated useful life of a vehicle, for up to 15 years and 150,000 miles, depending on the compliance category, and are scheduled to become effective in model year 2017 for light-duty vehicles and 2018 for heavy-duty vehicles. In addition, EPA and CARB regulations require that a vehicle’s emissions performance be monitored with OBD systems.

California sets its own emissions standards pursuant to a waiver from EPA under the Clean Air Act. CARB’s LEV III standards relate to vehicle certification, OBD and tailpipe and evaporative emissions limitations, and apply to 2015 and later model year vehicles. CARB regulations also require that a specified percentage of cars and certain light-duty trucks sold in California must be zero emission vehicles (“ZEVs”), such as electric vehicles or hydrogen fuel cell vehicles. A manufacturer can earn credits toward the ZEV requirement through the sale of advanced-technology vehicles such as hybrid electric vehicles or natural gas vehicles with extremely low tailpipe emissions and, as set forth in the LEV III standards, over-complying with the federal model year 2017 through 2025 greenhouse gas standards, retiring such credits and applying them to its ZEV obligation. The ZEV regulations, which CARB revised most recently for the 2018 and subsequent model years, require increasing volumes of battery electric and other advanced technology vehicles with each model year. We expect to enter into contracts for the sale of ZEV credits with other automotive manufacturers, if and when such credits are earned by us.

Recently, California passed amendments to the ZEV mandate that would require, starting in 2018, all large-volume manufacturers (those manufacturers selling 20,000 or more vehicles in California in 2018) to increase the number of zero emission vehicles sold, such that 15.4% of each manufacturers’ fleet must be made of zero emission vehicles by 2025. All states that have adopted the California program will amend their programs to conform to the new California standards.

The Clean Air Act permits other states to adopt California’s emission standards, starting with the 2014 model year. Twelve other states, (Arizona, California, Connecticut, Maine, Maryland, Massachusetts, New Jersey, New Mexico, New York, Oregon, Rhode Island and Vermont) as well as the Province of Québec, Canada, currently use California’s LEV III standards in lieu of the federal EPA standards, and 10 states also have adopted California’s ZEV requirements.

Automotive Fuel Economy and Greenhouse Gas Emissions

Since the enactment of the 1975 Energy Policy and Conservation Act (“EPCA”), the National Highway Traffic Safety Administration (“NHTSA”), has established minimum Corporate Average Fuel Economy requirements, or CAFE standards, for fleets of new passenger cars and light-duty trucks sold in the U.S. A manufacturer is subject to civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for performance in the last three model years or expected performance in the next five model years. Passenger cars imported into the U.S. are averaged separately from those manufactured in the U.S., but all light duty trucks are averaged together.

The 2007 Energy Independence and Security Act revised EPCA and required NHTSA to establish more stringent CAFE standards beginning with the 2011 model year. Among other things, although there will continue to be separate standards for cars and light-duty trucks, standards must be set such that they increase year over year to achieve an industry-wide standard by 2016. Manufacturers whose fleet-wide average performs better than such standards may earn credits. Manufacturers may sell excess credits to other manufacturers, who can use such credits to comply with these regulatory requirements. We may enter into contracts for the sale of credits with other automotive manufacturers, if and when such credits are earned by us.

Under the Environmental Protection Agency’s national greenhouse gas (“GHG”) emission standards and similar standards adopted by the Canadian government, car and truck manufacturers are required to meet fleet-wide average carbon dioxide emissions standards. Manufacturers who fail to meet such standards have a deficit in their emission profile. Manufacturers whose fleet wide average performs better than such standards may earn credits. Manufacturers may sell excess credits to other manufacturers, who can use the credits to comply with these regulatory requirements. As a manufacturer solely of zero emission vehicles, we earn the full amount of GHG credits established by the standards on each vehicle sold. We may enter into contracts for the sale of credits with other automotive manufacturers, if and when such credits are earned by us.

Canada and Mexico each have adopted GHG regulations that are generally harmonized with the U.S. GHG laws.

Vehicle Safety

Under U.S. federal law, all vehicles sold in the U.S. must comply with Federal Motor Vehicle Safety Standards (“FMVSS”) promulgated by NHTSA, and must be certified by their manufacturer as being in compliance with all such standards. Numerous FMVSS apply to our vehicles, such as crash-worthiness requirements, crash avoidance requirements, and electric vehicle requirements. We are also required to comply with other federal laws administered by NHTSA, including the NHTSA’s Corporate Average Fuel Economy standards, Theft Prevention Act requirements, consumer information labeling requirements, Early Warning Reporting requirements regarding warranty claims, field reports, death and injury reports and foreign recalls, and owner’s manual requirements.

The Automobile Information and Disclosure Act requires manufacturers of motor vehicles to disclose certain information regarding the manufacturer’s suggested retail price, optional equipment and pricing. In addition, the Act allows inclusion of city and highway fuel economy ratings, as determined by EPA, as well as crash test ratings as determined by NHTSA if such tests are conducted.

In addition, if a vehicle contains a defect that is related to motor vehicle safety or does not comply with an applicable FMVSS, the manufacturer must notify vehicle owners and provide a remedy. Moreover, the Transportation Recall Enhancement, Accountability, and Documentation (“TREAD Act”), authorized NHTSA to establish Early Warning Reporting (“EWR”) requirements for manufacturers to report all claims which involve one or more fatalities or injuries; all incidents of which the manufacturer receives actual notice which involve fatalities or injuries which are alleged or proven to have been caused by a possible defect in such manufacturer’s motor vehicle or motor vehicle equipment in the U.S.; and all claims involving one or more fatality or in a foreign country when the possible defect is in a motor vehicle or motor vehicle equipment that is identical or substantially similar to a motor vehicle or motor vehicle equipment offered for sale in the U.S., as well as aggregate data on property damage claims from alleged defects in a motor vehicle or in motor vehicle equipment; warranty claims (including good will); consumer complaints and field reports about alleged or possible defects. The rules also require reporting of customer satisfaction campaigns, consumer advisories, recalls, or other activity involving the repair or replacement of motor vehicles or items of motor vehicle equipment, even if not safety related.

We believe our vehicles will be compliant with all FMVSSs without the need for any exemptions.

We estimate the cost of obtaining vehicle safety certification from the U.S. government will be approximately $2 million. Most of this cost is related to building and subjecting a certain number of vehicles to crash testing.

Motor Vehicle Manufacturer and Dealer Regulation

State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. As described above in the “Marketing and Vehicle Sales” section, selling through the internet means that we will need to secure dealer licenses in order to do so. It will not be possible to obtain a dealer license in all fifty (50) states since a few states such as Texas and Michigan, presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail. We estimate the cost of the cost of compliance with U.S. motor vehicle manufacturer and dealer regulations will be approximately $3 million.

Federal and State Incentive Programs

A number of Federal and State grants and tax incentive programs exist to encourage the development and purchase of alternative fuel vehicles. For example:

●	The California Energy Commission is currently providing buy-downs related to the purchase of alternative fuel vehicles to cover the incremental cost of purchasing of that vehicle.
●	The California Alternative Energy and Advanced Transportation Financing Authority (“CAEATFA”) is authorized to provide an exemption from California state sales and use taxes for sale of certified alternative fuel vehicles.
●	The IRS can qualify alternative fuel vehicles for a federal tax credit of up to $7,500. There are currently, fourteen (14) electric vehicle manufacturers, qualifying purchasers for up to a $7,500 tax credit when purchasing an electric vehicle.

The company intends to apply for all grants and incentives that are available and it becomes aware of. The company has not completed a survey of all federal and state incentive programs that may be available to the company or purchasers acquiring and alternative fuel vehicle.

Intellectual Property

We have not registered or licensed any trademarks or patents at this time. We depend upon the skills, knowledge, experience and know-how of our management and research and development personnel we may hire, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, which is not patentable, and for inventions for which patents may be difficult to obtain or enforce, we currently rely and will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we intend to require all of our employees, consultants, advisors and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business.

In May 2016, we entered into a Licensing and Commercialization Agreement with Dubuc Super Light Car Inc. who owns certain intellectual property and know-how related to the design, development, and manufacturing of fully electric vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Car Inc. These intellectual property assets include: Chassis; battery; BMS (battery management system), ECM (electronic control module); gearbox; suspension; seat; seat rail; seat belt; door hinge; Tomahawk design; engineering; Dubuc platform; sales and marketing rights; and know how.

Segment Information

We operate as one reportable segment which is the design, development, manufacturing and sales of electric vehicles.

Legal Proceedings

We are not currently a party to any legal proceedings. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

Description of Property

Our principal office in the U.S. is located at 1250 Borregas Avenue, Sunnyvale, CA 94089, which is a shared office space for early stage companies leased on a month-to-month basis for $70 per month.

Our principal office in Canada is located at 3000 Watt # 12, Québec, Québec, G1X 3Y8, and consists of approximately 600 square feet of office space and 2000 square feet of production space. We sublet this space for C$2,394.83 per month from Dubuc Super Light Car Inc. Our sublease term runs to February 28, 2018.

We believe that, if necessary, we could relocate from these premises without material harm to our operations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Introduction

The following discussion of our financial condition and results of operations should be read together with the audited financial statements for the year ended June 30, 2017 and related notes. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

The effective date of this MD&A is May 30, 2018. We prepare our financial statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”). Our management is responsible for our financial statements and this discussion of our financial condition and results of operations.

Overview

We were incorporated in Delaware January 13, 2016. We were formed to design, develop, manufacture and sell high-performance fully electric vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Car Inc., a Quebec incorporated company. We operate under an exclusive licensing and commercialization agreement with Dubuc Super Light Car Inc.

The company intends to take the existing prototype electric vehicle developed by Dubuc Super Light Car Inc. further with a number of additional enhancements before advancing it to commercial production in 2019, assuming we are successful in raising the necessary financing.

Since our inception to today’s date, we have been focused on organizing the structure of the company and our Regulation A Tier 2 offering.

Results of Operations

For the year ended June 30, 2017, we incurred $407,015 in expenses (from our inception on January 13, 2016 to June 30, 2016 - $100,680). Our expenses consisted of advertising and promotion in the amount of $95,198 (June 30, 2016 - $31,481), marketing costs - $49,593 (June 30, 2016 - $33,500), legal and professional fees of $62,251 (June 30, 2016 - $10,500), general and administrative costs of $10,721 (June 30, 2016 - $1,242), website costs of $2,647 (June 30, 2016 - $973), rent of $8,486 (June 30, 2016 - $447), offering costs of $9,525 (June 30, 2016 - $0), and management fees of $164,000 (net of forgiven debt of $104,000 provides $60,000) (June 30, 2016 - $0). We recorded a net loss of $302,165 for the year ended June 30, 2017 ($100,680, June 30, 2016).

Liquidity and Capital Resources

As of June 30, 2017, the Company had a working capital deficiency of $155,637 (from our inception on January 13, 2016 to June 30, 2016 - $100,650). Our current assets consisted of cash in the amount of $49,006 and restricted cash held in escrow of $25,256 for a total of $74,262. Our current liabilities at June 30, 2017 totaled $229,899 (June 30, 2016 - $100,750). During the year ended June 30, 2017, we raised net proceeds of $247,177 through the sale of common stock under our Regulation A offering.

To date, our operations have been funded through advances by our directors and officers. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Plan of Operation

We are already working on the production model of the Tomahawk electric vehicle. This work is being financed by our directors and officers and our Regulation A offering proceeds, and is advancing at a modest pace. The pace of this work will pick-up in direct relationship to the total funds we have available in the future. The diagram below portrays the stages of development which we believe will lead us to production.

Milestone Estimated Timeline (Months)
1	2	3	4	5	6	7	8	9	10	11	12
Close Capital Raising Offering
Vehicle Building & Testing
Purchase Property & Property Improvement
Manual Production Line Set-Up & Operation
Completion of Safety & Final Engineering Tests
Government Clearance
Vehicle Production

We intend to begin to obtain demo production employees and consultants, and if sufficient funds are on hand, manual production line employees and consultants.  Sales and marketing is an ongoing activity.

We will set-up our manual production line and operations in rented space if we do not raise sufficient capital to purchase a property.  We will forgo additional research and development other than related to advancing our production model until we have raised an amount greater than 75% of this offering.

This timeline may be adjusted further as our financing picture is clarified.

While we intend to advance our plans through additional equity and debt financing, there is no assurance that any funds will ultimately be available for operations. If we need additional cash and cannot raise it, we may have to suspend operations until we do raise the capital required.

Trends in Cash Flow, Capital Expenditures and Operating Expenses

To date we have not generated revenue from our operations. We have been dependent on loans from our CEO and COO and proceeds from Regulation A offering proceeds. These loans have been non-interest bearing, unsecured and have no fixed terms of repayment.

We will need to raise additional capital if we are to continue as a going concern.  Our inability to raise additional capital in the future will limit or eliminate our ability to implement any business strategy whatsoever. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage, decreased income available to fund further acquisitions and expansion and may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. Future equity financings may dilute the equity interest of our existing stockholders.  Currently, we are dependent on our CEO and COO to continue to financially support the company.

We expect to see a net increase in capital expenditures over the next twelve months as we activate our business plan. We plan to fund approximately $2 million to $20 million in capital expenditures through the offering above, and offerings of our securities outside of United States. We plan to invest in equipment and molds to support all production, and begin installation of Tomahawk vehicle production machinery.

Our operating expenses are expected to grow by about 100% in the next twelve months as compared to the year ended June 30, 2017.  This increase is driven by our activating our business plan as well as increases in general and administrative costs to support the growth of the business. We expect pre-sales, general and administrative expenses to increase over the next twelve months as we focus on expanding our customer and corporate infrastructure.

Related Party Transactions

Equity

On May 13, 2016, we issued to the CEO of the Company 12,922,500 Class A Common Shares with a value of $13.

On May 13, 2016, we issued to the COO of the Company 12,922,500 Class A Common Shares with a value of $13.

Management Agreements

On August 3, 2016, the Company entered into contracts with its CEO and COO whereby each officer would be paid $125,000 per annum. On December 31, 2016 both contracts were amended whereby the officers waived the payments due to them for the first five months of services ($52,000 each) and reduced the management fees to $60,000 per officer per annum. During the year ended June 30, 2017, the Company incurred management fees of $164,000 and recognized a gain of $104,000 for the subsequent write-off of accounts payable relating to these management fees.

Promissory Note

On June 30, 2016, the Company entered into unsecured demand promissory notes for $97,078 with the CEO and COO of the Company. During the year ended June 30, 2017, The Company repaid $87,115 and drew down an additional $102,487. These note agreements were amended on June 30, 2017, to reflect the increase in balance to $112,450. The balances are non-interest bearing, unsecured and have no fixed terms of repayment.

Going Concern

We have experienced losses from operations since inception. To date, we have not been able to produce any sales to become cash flow positive and profitable. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our costs of operations and/or upon obtaining additional financing. These reasons raise substantial doubt about our ability to continue as a going concern.

Off Balance Sheet Arrangements

As of June 30, 2017, there were no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

General

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures.

We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash of which, in the opinion of management, are subject to insignificant risk of loss in value. We had $49,006 in cash at June 30, 2017.

Income taxes

We follow the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Licenses and patents

Costs to acquire rights to licenses are capitalized and amortized over their expected economic useful lives. Where the future benefits of the rights are unknown, these costs are expensed as incurred. Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents resulting in probable future economic benefits to the Company.

Impairment of long-lived assets

We review out long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefits of its tangible and intangible assets, management performs an analysis of the anticipated discounted future net cash flows of the individual assets over the remaining estimated economic useful lives. We recognize an impairment loss if the carrying value of the assets exceeds the expected future cash flows. As of June 30, 2017, there were no impaired long-lived assets.

Stock based compensation

We grant stock options to buy common shares of the Company to directors, officers, employees and consultants.  An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment, using the Black-Scholes option pricing model.

Financial Instruments

We classify financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

We classify our financial instruments as follows:

Cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable is classified as loans and receivables, and has a fair value approximating its carrying value, due to their short-term nature and the promissory note is classified as other financial liabilities.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share when the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Recently issued accounting pronouncements

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. We do not expect the adoption of ASU 2015-17 to have a material impact on our financial reporting and disclosures.

Item 3.1. Directors and Officers

Summary of Executive Officers and Directors

The following table sets out the company’s officers and directors. All work with the company on a part-time basis.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Mario Dubuc	C.E.O	53	Since January 13, 2016	Full-Time
Mihalis Kakogiannakis	C.O.O.	37	Since January 13, 2016	Full-Time
Directors:
Mario Dubuc	Director	53	Since January 13, 2016	Full-Time
Mihalis Kakogiannakis	Director	37	Since January 13, 2016	Full-Time

Business Experience

Mario Dubuc, Chief Executive Officer and Director

Mario Dubuc has been the Chief Executive Officer and director of the company since its inception in January 2016. He has been President, Corporate Secretary, and Director of Dubuc Super Light Car Inc., a Quebec incorporated private company, since its inception in March 2013. From August 2010 to January 2012, Mr. Dubuc was the Territory Manager for ESF, a private Quebec company, focused on the electric equipment industry. He left ESF to 2012 to devote 100% of his attention to further developing the Tomahawk electric sports car, a project he had worked on in his spare time since 2004.  Mr. Dubuc studied industrial design at Cegep de Sainte Foy.

Mihalis Kakogiannakis, Chief Operating Officer and Director

Mihalis Kakogiannakis has been the Chief Operating Officer and director of the company since its inception in January 2016. He has been Vice-President, and Director of Dubuc Super Light Car Inc., a Quebec incorporated private company, since November 2013. In 2011, Mr. Kakogiannakis made the decision to devote 100% of his attention to further develop the Tomahawk electric sports car and became its director of marketing and branding. Prior to 2011, he was involved in founding a family run business in commercial printing and was active in real estate investment.

Board of Directors

Our board of directors currently consists of two directors. None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards.  We may appoint additional independent directors to our board of directors in the future, to serve on our planned committees.

Significant Employees

The company does not currently have any full-time employees. The company anticipates that it will hire a number of engineering and design personnel as employees after completion of the offering.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Committees of the Board

Until further determination by the board, the full board of directors will undertake the duties of the Audit Committee, Compensation Committee, and Nominating Committee.

Audit Committee

We do not have a separately designated standing audit committee. The entire Board of Directors performs the functions of an audit committee, but no written charter governs the actions of the Board when performing the functions of what would generally be performed by an audit committee. The Board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the Board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor. Our Board of Directors, which performs the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K. We believe that, at our current size and stage of development, the addition of a special audit committee financial expert to the Board is not necessary.

Nomination Committee

Our Board of Directors does not maintain a nominating committee. As a result, no written charter governs the director nomination process. Our size and the size of our Board, at this time, do not require a separate nominating committee.

When evaluating director nominees, our directors consider the following factors:

●	The appropriate size of our Board of Directors;
●	Our needs with respect to the particular talents and experience of our directors;
●	The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;
●	Experience in political affairs;
●	Experience with accounting rules and practices; and
●	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

Our goal is to assemble a Board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it may deem are in our best interests as well as our stockholders. In addition, the Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right in the future to retain a third-party search firm, if necessary. The Board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Code of Ethics

We currently have not adopted a code of ethics for the Board or executives.

Item 3.2. Compensation of Directors and Executive Officers

Executive Compensation

The company has paid the following compensation to its executive officers during the fiscal year ended June 30, 2017:

Name	Capacities in Which Compensation was Received	Cash Compensation ($)(1)	Other Compensation ($)(2)	Total Compensation ($)
Mario Dubuc	Chief Executive Officer	30,000	0	30,000
Mihalis Kakogiannakis	Chief Operating Officer	30,000	0	30,000

Notes:

1.	On August 3, 2016, we entered into management agreements with Messrs. Dubuc and Kakogiannakis. Under the terms of these individual agreements we have agreed to pay cash compensation to each officer of $125,000 per year. See “Management Agreements”.
2.	On December 31, 2017, Messrs. Dubuc and Kakogiannakis agreed to waive all sums due under their respective management agreements to December 31, 2017 and to alter the terms of the Management Agreement to change their compensation to $60,000 per year. No bonuses have been paid to either party during the year ended June 30, 2017.

We may commence paying salaries and providing other employment benefits to our executive officers in the near future in amounts to be determined by our board of directors, when the Company has sufficient funds.  Our directors and executive officers are also reimbursed for their business expenses.  We expect to pay employee compensation in the form of salary, bonus and benefits to other executive officers who may be hired during the fiscal year ending June 30, 2017, in amounts to be determined.  We do not expect to hire any new executive officers during the current fiscal year.  The employment compensation for certain executive officers may include automobile and housing allowances.

Management Agreements

Chief Executive Officer

The company and Mario Dubuc entered into an executive management agreement pursuant to which Mr. Dubuc will serve as the company’s CEO for a one-year term, subject to earlier termination as provided in the agreement, commencing on August 3, 2016.  The agreement automatically renews annually. Mr. Dubuc’s annual base salary is $125,000 and he will have the opportunity to earn an annual cash bonus equal to 50% of his annual base salary, with the actual amount of the bonus earned to be based on the achievement of certain financial performance goals to be established by the Board of Directors of the company.

On December 31, 2017, Mr. Dubuc agreed to waive all sums due under this management agreement to December 31, 2017 and to alter the terms of the Management Agreement to change his compensation to $60,000 per year. No bonuses have been paid to either party during the year ended June 30, 2017.

Mr. Dubuc’s employment agreement provides that, if Mr. Dubuc’s employment is terminated due to his death or is terminated by the Company due to his disability, he will be entitled to receive a pro-rata bonus for the year in which termination occurs, based on actual performance. If his employment is terminated by the company without cause or by Mr. Dubuc for good reason, in exchange for the execution of a release of claims in favor of the company, Mr. Dubuc will be entitled to receive severance in an amount equal to the sum of 1.5 times his annual base salary and 1.5 times his annual target bonus, payable in equal installments during the 12-month period following the date of such termination. He is also entitled to receive a pro-rata bonus for the year in which such termination occurs, based on actual performance, as well as the payment of his continued health insurance coverage for up to, but not to exceed, 12 months.

Mr. Dubuc’s employment agreement also provides that if his employment is terminated by the company without cause or by him for good reason within the three-month period prior to or the 12-month period following a change of control, in lieu of the severance described above and in exchange for the execution of a release of claims in favor of the company, he will be entitled to severance in an amount equal to the sum of two times his annual base salary and the greater of (a) the average annual bonuses paid to him by the company in the three most recent fiscal years ended prior to the date of termination or the change of control, if greater or (b) his target annual bonus, generally payable in equal installments during the 12 month period following the date of such termination, with the timing of such payments subject to certain exceptions if his employment is terminated prior to the change of control. He is also entitled to a pro-rata bonus for the year in which termination occurs, based on target performance, the payment of his health insurance coverage for up to, but not to exceed, 12 months, and the acceleration of vesting and/or exercisability of any outstanding equity awards he holds at the time of such termination of employment (or at the time of such change in control, if Mr. Dubuc’s employment is terminated within the three-month period prior to such change in control).

Mr. Dubuc will not be entitled to a so-called golden parachute tax gross-up payment. If any amounts payable to him are subject to the excise tax imposed in connection with certain change in control payments, he will either receive the full amount of such payments or a reduced amount, whichever results in the greater net-after tax amount of payments to him.

Chief Operating Officer

The company and Mihalis Kakogiannakis entered into an executive management agreement pursuant to which Mr. Kakogiannakis will serve as the company’s COO for a one-year term, subject to earlier termination as provided in the agreement, commencing on August 3, 2016.  The agreement automatically renews annually. Mr. Kakogiannakis’ annual base salary is $125,000 and he will have the opportunity to earn an annual cash bonus equal to 50% of his annual base salary, with the actual amount of the bonus earned to be based on the achievement of certain financial performance goals to be established by the Board of Directors of the company.

On December 31, 2017, Mr. Kakogiannakis agreed to waive all sums due under this management agreement to December 31, 2017 and to alter the terms of the Management Agreement to change his compensation to $60,000 per year. No bonuses have been paid to either party during the year ended June 30, 2017.

Mr. Kakogiannakis’ employment agreement provides that, if Mr. Kakogiannakis’ employment is terminated due to his death or is terminated by the company due to his disability, he will be entitled to receive a pro-rata bonus for the year in which termination occurs, based on actual performance. If his employment is terminated by the company without cause or by Mr. Kakogiannakis for good reason, in exchange for the execution of a release of claims in favor of the company, Mr. Kakogiannakis will be entitled to receive severance in an amount equal to the sum of 1.5 times his annual base salary and 1.5 times his annual target bonus, payable in equal installments during the 12-month period following the date of such termination. He is also entitled to receive a pro-rata bonus for the year in which such termination occurs, based on actual performance, as well as the payment of his continued health insurance coverage for up to, but not to exceed, 12 months.

Mr. Kakogiannakis’ employment agreement also provides that if his employment is terminated by the company without cause or by him for Good Reason within the three-month period prior to or the 12-month period following a change of control, in lieu of the severance described above and in exchange for the execution of a release of claims in favor of the company, he will be entitled to severance in an amount equal to the sum of two times his annual base salary and the greater of (a) the average annual bonuses paid to him by the company in the three most recent fiscal years ended prior to the date of termination or the change of control, if greater or (b) his target annual bonus, generally payable in equal installments during the 12 month period following the date of such termination, with the timing of such payments subject to certain exceptions if his employment is terminated prior to the change of control. He is also entitled to a pro-rata bonus for the year in which termination occurs, based on target performance, the payment of his health insurance coverage for up to, but not to exceed, 12 months, and the acceleration of vesting and/or exercisability of any outstanding equity awards he holds at the time of such termination of employment (or at the time of such change in control, if Mr. Kakogiannakis’ employment is terminated within the three-month period prior to such change in control).

Mr. Kakogiannakis will not be entitled to a so-called golden parachute tax gross-up payment. If any amounts payable to him are subject to the excise tax imposed in connection with certain change in control payments, he will either receive the full amount of such payments or a reduced amount, whichever results in the greater net-after tax amount of payments to him.

Stock Incentive Plan

On August 8, 2016, in order to provide an incentive to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial success, the Company, through its board of directors, adopted an equity incentive plan (the “2016 Plan”). The 2016 Plan provides that the aggregate number of Common Shares available for issuance, from time to time, under the plan may not exceed 10% of our issued and outstanding Common Shares. Under the 2016 Plan, we are authorized to issue incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), non-qualified stock options, stock appreciation rights, performance shares, restricted stock, and stock awards.  The incentive stock options may only be granted to employees.  Non-statutory stock options, stock appreciation rights, performance shares, restricted stock, and stock awards may be granted to employees, directors and consultants.  The 2016 Plan is and will continue to be administered by our board of directors until such time as such authority has been delegated to a committee of the board of directors.  The 2016 Plan was ratified by our shareholders in 2016.  To date, no stock options, stock appreciation rights, performance shares, restricted stock, or stock awards have been granted under the 2016 Plan.

Director Compensation

We do not currently pay our directors any compensation for their services as board members. Upon completion of this offering, we may establish a compensation plan for our non-employee directors.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law.  Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

●	any breach of their duty of loyalty to the corporation or its stockholders;
●	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions; or
●	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law.  We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties.  Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into indemnification agreements with Mario Dubuc and Mihalis Kakogiannakis. We intend to enter into separate indemnification agreements with all of our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise.  We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of June 30, 2017, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the company’s voting securities, or having the right to acquire those securities.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial owndership	Amount and nature of beneficial ownership acquireable	Percent of class
Class A Common Stock	Mario Dubuc 12-300 Watt Quebec City, Quebec	12,922,500 directly owned	0 shares available from issued stock options	48.85%
ClassA Common Stock	Mihalis Kakogiannakis 12-300 Watt Quebec City, Quebec	12,922,500 directly owned (1)	0 shares available from issued stock options	48.85%

Class B Common Stock	Westco 9, rue Westco, Saint-François (Nouveau-Brunswick) E7A 1A5	1,000,000 directly owned	N/A	24.34%
Class B Common Stock	Jean Marc Dubuc 901 Rue Laudance, App 11 Ville de Quebec, QC G1X 5J3	1,000,000 directly owned	N/A	24.34%

Note:

(1)	Mr. Kakogiannakis has agreed to transfer 200,000 of these shares to his ex-spouse. These shares will be converted to Class B Common Shares at that time.

Item 5. Interest of Management and Others in Certain Transactions

To the best of our knowledge, since the date of the company’s formation on January 13, 2016, other than as set forth below, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Share and Stock Option Issuances

The company has issued to Mario Dubuc 12,922,500 shares of Class A Common Shares with a value of $13 as partial payment for the licensing and commercialization agreement entered into by the Company with Dubuc Super Light Cars Inc.  Mario Dubuc’s father, Jean Marc Dubuc, received 1,000,000 shares of Class B Common Shares and Mario Dubuc’s cousin, Francine Dubuc, received 10,000 shares of Class B Common Shares as partial payment for the licensing and commercialization agreement. The Class B Common Shares have a par value of $0.000001 per share.

The company has issued to Mihalis Kakogiannakis 12,922,500 shares of Class A Common Shares with a value of $13 as partial payment for the licensing and commercialization agreement entered into by the Company with Dubuc Super Light Cars Inc. Mr. Kakogiannakis has agreed to transfer 200,000 of these shares to his ex-spouse.  These shares will be converted to Class B Common Shares at that time.

Management and Indemnity Agreements

On August 3, 2016, we entered into an Executive Management Agreement with our Chief Executive Officer, Mario Dubuc. The terms of the agreement are as described above under “Compensation of Directors and Executive Officers - Management Agreements”.

On August 3, 2016, we entered into an Indemnity Agreement with our Chief Executive Officer, Mario Dubuc. The terms of the agreement are as described above under “Compensation of Directors and Executive Officers - Limitation of Liability and Indemnification of Officers and Directors”.

On August 3, 2016, we entered into an Executive Management Agreement with our Chief Operating Officer, Mihalis Kakogiannakis. The terms of the agreement are as described above under under “Compensation of Directors and Executive Officers - Management Agreements”.

On August 3, 2016, we entered into an Indemnity Agreement with our Chief Operating Officer, Mihalis Kakogiannakis. The terms of the agreement are as described above under “Compensation of Directors and Executive Officers - Limitation of Liability and Indemnification of Officers and Directors”.

Licensing and Commercialization Agreement

On May 31, 2016, we entered into a licensing and commercialization agreement with Dubuc Super Light Car Inc., a private Quebec incorporated company, pursuant to which we received an exclusive, worldwide license to its rights in and to certain technology related to universal platform, chassis and design (“Dubuc Platform”), know -how, and all other aspects related to the Tomahawk electric vehicle. The license covers the application of this technology for all electric vehicles built. Unless earlier terminated, the term of the license extends in each country until the later of the expiration of the last patent (if any) related to the licensed technology in that country or ten years after the effective date of the license agreement.

In exchange for entering into this licensing and commercialization agreement we issued 26,445,000 Class-A Common Shares with a total par value of $26.45 and 3,625,000 Class B Common Shares with a total par value of $4, the assumption of $22,507 in debt, which is included in related party promissory notes at period end, and a 5% royalty on sales. We are also responsible for reimbursing Dubuc Super Light Car Inc. for reasonable costs associated with the preparation, filing, maintenance and prosecution of the technology subject to the license.

Mario Dubuc and Mihalis Kakogiannakis, are officers and directors of Dubuc Super Light Car Inc. and controlling shareholders of the company. For more information regarding the intellectual property assets received by the Company, see “Business - Intellectual Property”.

Item 6. Other Information

Other Events

StartEngine.com was not able to incorporate our standard subscription agreement and schedules into their online system. As a result, we were required to provide a simplified subscription agreement for potential investors using StartEngine. The majority of the schedules in our standard subscription agreement are required certificates and forms under Canadian securities laws and not U.S. securities laws. We will continue to use our standard subscription agreement on our website dubucmotors.com and with investors who prefer to complete a non-electronic subscription agreement.

As contemplated in our agreement with StartEngine.com as previously filed, we were required to enter into a service agreement with FundAmerica.com. Under this service agreement FundAmerica will receive funds, act as escrow agent and transfer agent in connection with any potential investors using the StartEngine.com platform. FundAmerica does not provide these services to us in connection with investors outside of the StartEngine.com platform.

Item 7. Financial Information

Dubuc Motors Inc.

Financial Statements

(Expressed in United States Dollars)

June 30, 2017

Dubuc Motors Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Dubuc Motors Inc.

We have audited the accompanying financial statements of Dubuc Motors Inc. (the “Company”), which comprise the balance sheets as of June 30, 2017 and 2016, and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the year ended June 30, 2017 and for the period from incorporation on January 13, 2016 to June 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dubuc Motors Inc. as of June 30, 2017 and 2016 and the results of its operations and its cash flows for the year ended June 30, 2017 and for the period from incorporation on January 13, 2016 to June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Dubuc Motors Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Dubuc Motors Inc. has suffered recurring losses from operations and has a net capital deficiency. These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

May 10, 2018

Dubuc Motors Inc.
Balance Sheets
(Expressed in United States Dollars)

	June 30, 2017	June 30, 2016
ASSETS

Current
Cash	$49,006	$100
Restricted cash held in escrow (Note 2)	25,256	-
Total current assets	74,262	100
Total assets	$74,262	$100

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$141,958	$3,672
Related party promissory notes (Note 6)	112,450	97,078
Customer deposits (Note 5)	35,000	-
Subscriptions received (Note 3)	8,092	-

Total liabilities	297,500	100,750

Stockholders' equity (deficiency)
Class A common shares, $0.000001 par value; 30,000,000 shares authorized (26,445,000 issued and outstanding as of June 30, 2017 and 2016) (Note 3)	26	26
Class B common shares, $0.000001 par value; 64,000,000 shares authorized (4,108,458 issued and outstanding as of June 30, 2017, 3,625,000 – June 30, 2016)	6	4
Preferred shares, $0.000001 par value; 1,000,000 shares authorized (Nil issued and outstanding as of June 30, 2017 and 2016) (Note 3)	-	-
Additional paid in capital	249,575	-
Accumulated deficit	(472,845)	(100,680)

Total stockholders’ equity (deficiency)	(223,238)	(100,650)

Total liabilities and stockholders' equity (deficiency)	$74,262	$100

Nature and continuance of operations (Note 1)

Commitments (Note 9)

Subsequent events (Note 10)

The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Statements of Operations
(Expressed in United States Dollars)

	Year ended June 30, 2017	Period from incorporation on January 13, 2016 to June 30, 2016

EXPENSES
Advertising and promotion	$95,198	$31,481
Management fees (Note 6)	164,000	-
General and administration	10,721	1,242
License fees	400	22,537
Marketing	119,593	33,500
Meals and entertainment	236	-
Offering costs	9,525	-
Professional fees	62,251	10,500
Rent	8,486	447
Travel expense	2,115	-
Vehicle expenses	1,843	-
Website costs	2,647	973
Total operating expenses	(477,015)	(100,680)

OTHER INCOME
Foreign exchange gain	850	-
Write-off of accounts payable to related parties (Note 6)	104,000	-
	104,850	-

Net loss for the period	$(372,165)	$(100,680)

Basic and diluted loss per common share	$(0.01)	$(0.03)
Weighted average number of common shares outstanding – basic and diluted	30,553,758	3,954,455

The accompanying notes are an integral part of these financial statements.

Dubuc Motrs Inc.

Statement of Changes in Stockholders’ Equity (Deficiency)

(Expressed in United States Dollars)

	Class A stock	Class B stock	Class A stock	Class B stock	Additional paid in capital	Accumulated deficit	Total
Balance, January 13, 2016	-	-	$-	$-	$-	$-	$-
Issuance of common shares on incorporation	100	-	100	-	-	-	100

Repurchase of common shares	(100)	-	(100)	-	-	-	(100)

Issuance of Class A common shares for license fee	26,445,000	-	26	-	-	-	26

Issuance of Class B common shares for license fee	-	3,625,000	-	4	-	-	4

Net loss for the period	-	-	-	-	-	(100,680)	(100,680)
Balance, June 30, 2016	26,445,000	3,625,000	$26	$4	$-	$(100,680)	$(100,650)
Issuance of common shares	-	450,000	-	1	-	-	1

Issuance of common shares in Reg A offering	-	33,758	-	1	270,062	-	270,063

Share issuance costs	-	-	-	-	(20,487)	-	(20,487)

Net loss for the year	-	-	-	-	-	(372,165)	(372,165)
Balance, June 30, 2017	26,445,000	4,108,758	$26	$6	$249,575	$(472,845)	$(223,238)

 The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Statement of Cash Flows
(Expressed in United States Dollars)

	June 30, 2017	June 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(372,165)	$(100,680)
Adjustments:
License fee	-	30
Write off of accounts payable	(104,000)	-
Changes in non-cash working capital items
Accounts payable and accrued liabilities	344,773	3,672
Customer deposits	35,000	-
Net cash used in operating activities	(96,392)	(96,978)

Financing activities
Issuance of common shares	270,064	100
Share issuance costs	(20,487)	-
Share subscriptions received	8,092	-
Repayment of related party promissory notes	(87,115)	96,978

Net cash provided by financing activities	170,554	97,078

Change in cash during the period	74,162	100
Cash beginning of period	100	-
Cash end of period	$74,262	$100
Cash is comprised of:
Cash	$49,006	$100
Restricted cash held in escrow	25,256	-
	$74,262	$100

Supplement disclosure of cash flow information
Cash paid during the period for:
Interest expense	$-	$-
Income tax	$-	$-
Non-cash transactions:
Cancellation of common shares included in promissory note	$-	$100
Amounts transferred from accounts payable to related party promissory notes	$102,487	$-

The accompanying notes are an integral part of these financial statements.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

1.	NATURE AND CONTINUANCE OF OPERATIONS

Dubuc Motors Inc. (the “Company”) was formed as a Delaware corporation on January 13, 2016, under the name “Dubuc Super Light Car Corp.” The Company filed a Certificate of Amendment of Certificate of Incorporation to change the name of the Company to “Dubuc Motors Inc.” on January 21, 2016.

The Company was formed to design, develop, manufacture and sell high-performance fully electric vehicles on a universal platform, chassis and body designs developed by Dubuc Super Light Car Inc., a Québec incorporated Company.

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company has an accumulated deficit of $472,845 as of June 30, 2017 ($100,680 - June 30, 2016). The Company will be dependent upon the raising of additional capital through placement of its Class B common shares in order to implement its business plan. The Company is funding its initial operations by issuing Class B common shares. The Company cannot be certain that capital will be provided when it is required. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America ("U.S.").

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash

Cash includes cash on hand and cash held in banks and have insignificant risk of changes in value. The Company had $49,006 in cash at June 30, 2017 ($100 - June 30, 2016).

Restricted Cash

Restricted cash consists of proceeds collected by a third-party platform on behalf of the Company in relation to the Company’s crowdfunding campaign. Restricted cash is subject to clearing anti-money laundering requirements and cannot be converted to cash until restrictions are lifted. The Company had $25,256 in restricted cash at June 30, 2017 ($ nil – June 30, 2016).

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Licenses and patents

Costs to acquire rights to licenses are capitalized and amortized over their expected economic useful lives. Where the future benefits of the rights are unknown, these costs are expensed as incurred. Costs associated with the submission of a patent application are expensed as incurred given the uncertainty of the patents resulting in probable future economic benefits to the Company.

Impairment of long-lived assets

The Company reviews its long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefits of its tangible and intangible assets, management performs an analysis of the anticipated discounted future net cash flows of the individual assets over the remaining estimated economic useful lives. The Company recognizes an impairment loss if the carrying value of the assets exceeds the expected future cash flows. As of June 30, 2017, there were no impaired long-lived assets.

Stock based compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment, using the Black-Scholes option pricing model.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial Instruments (cont’d)

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classifies its financial instruments as follows:

Cash and restricted cash is classified as held for trading and is measured at fair value using Level 1 inputs. Accounts payable and accrued liabilities and related party promissory notes are classified as other financial liabilities, and have a fair value approximating their carrying values, due to their short-term.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share when the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.

Deferred revenue includes customer deposits, amounts billed for maintenance and support services contracts in advance of services being performed, and amounts related to arrangements that have been deferred as a result of not meeting the required revenue recognition criteria as of the end of the reporting period. Deferred revenue expected to be recognized as revenue more than one year subsequent to the balance sheet date is reported within long-term liabilities on the balance sheets.

Recently Issued Accounting Standards Updates

Accounting Standards Update 2016-16—Income Taxes, Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). In October 2016, the FASB issued guidance intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when an asset is sold to an outside party. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. Public business entities are required to adopt the new income tax standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued. The Company is currently in the process of evaluating the impact on its financial statements and disclosures.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Recently Issued Accounting Standards Updates (cont’d)

Accounting Standards Update No. 2014-09—Revenue from Contracts with Customers (Topic 606). On May 28, 2014, the FASB issued guidance that requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This ASU was further amended in August 2015, March 2016, April 2016, May 2016 and December 2016 by ASU No. 2015-014, No. 2016-08, No. 2016-10, No. 2016-12 and No. 2016-20, respectively. The guidance provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. Public business entities are required to adopt the new revenue standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently in the process of evaluating the impact on its financial statements and disclosures.

Accounting Standards Update No. 2016-02 Leases (Topic 842). In February 2016, the FASB issued a new standard regarding leases. These are elements of the new standard that could impact almost all entities to some extent, although lessees will likely see the most significant changes. Lessees will need to recognize virtually all of their leases on the balance sheet, by recording a right-of-use asset and a lease liability. Public business entities are required to adopt the new leasing standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company is currently in the process of evaluating the impact on its financial statements and disclosures.

3.	EQUITY

Common Stock

The authorized share capital of the Company is 95,000,000 shares, of which: 30,000,000 shares are Class A common stock with a par value of $0.000001 per share, 64,000,000 are Class B common stock with a par value of $0.000001 per share and 1,000,000 are preferred stock with a par value of $0.000001.

The Class A common stock are entitled to share with holders of Class B common stock on a per share basis, in dividends, and other distributions of cash, property, or shares of stock in the Company as may be declared by the Board of Directors. In the event of voluntary or involuntary liquidation, dissolution of assets or winding up of the Company, the holders of Class B common stock are entitled to share equally with the holders of Class A common stock. The holders of Class A common stock and Class B common stock have no preemptive, subscription or other rights and there are no redemption or sinking fund provisions applicable to the Company’s shares. Any of the Class A common stock and Class B common stock may be redeemed by the Company for such consideration, at such time and under such terms and conditions which shall be left to the entire discretion of the Board of Directors.

The preferences, limitations, and rights of Class A and Class B common stock and the qualifications and restrictions are identical except the Class A common stock holders are entitled to two votes per stock while the Class B common stock holders are entitled to one vote per stock. The Class A common stock may be converted at the option of the holder into one share of Class B common stock. Any Class A common shares transferred to a person other than an existing holder of Class A common stock will automatically be converted into Class B common stock. The preferences, limitations and rights of the preferred stock are undefined at year end.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

3.	EQUITY (cont’d)

Share Issuances

2016

On January 13, 2016, the Company issued 100 Class A common shares at a price of $1.00 per share for gross proceeds of $100. The Company repurchased these shares on May 13, 2016 at a price of $1.00 per share.

On May 13, 2016, the Company issued 26,445,000 Class-A common shares at par with a total value of $26 and 3,625,000 Class B common shares at par with a total value of $4 as partial consideration for Dubuc Super Light Car Inc. entering into the licensing agreement with the Company (Note 4).

2017

In July 2016, the Company issued 450,000 Class-B common shares at par value for total cash proceeds of $1.

On February 22, 2017 the Company's Regulation A offering was qualified by the United States Securities and Exchange Commission. As of June 30, 2017, the Company has sold 33,758 Class B common shares at a price of $8.00 per share for gross proceeds of $270,063.

During the year ended June 30, 2017, the Company received $8,092 (2016 - $nil) in advance for share subscriptions. Subsequent to June 30, 2017, the full balance was refunded to the investors and the shares were not issued.

Stock Options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees, and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. The exercise price of each option is based on the fair market value price of the Company's stock on the date of grant. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of June 30, 2017, there have been no grants made under the Plan.

4.	LICENSE AGREEMENT

On May 31, 2016, the Company entered into a licensing and commercialization agreement with Dubuc Super Light Car Inc. ("Dubuc Super Light"). In exchange for 26,445,000 Class-A common shares with a total par value of $26, and 3,625,000 Class B common shares with a total par value of $4, the assumption of $22,507 in debt, which is included in related party promissory notes, and a 5% royalty on sales, the Company received the exclusive use of certain intellectual property and know-how related to the design, development, and manufacturing of fully electric vehicles on a universal platform, chassis and body design developed by Dubuc Super Light Cars Inc.

Dubuc Super Light Cars Inc. is considered a related party to the Company due to the Company's directors owning a majority of the interests in the Company.

5.	CUSTOMER DEPOSITS

During the year ended June 30, 2017 the Company received $35,000 ($Nil – June 30, 2016) in customer deposits as reservations for the delivery of a Tomahawk vehicle in the future. Reservations are refundable up to sixty days prior to the final production date.

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

6.	RELATED-PARTY TRANSACTIONS

Equity

On May 13, 2016, the Company issued to the CEO of the Company 12,922,500 Class A common shares with a value of $13 (Note 3).

On May 13, 2016, the Company issued to the COO of the Company 12,922,500 Class A common shares with a value of $13 (Note 3).

Management Fees

On August 3, 2016, the Company entered into contracts with its CEO and COO whereby each officer would be paid $125,000 per annum. On December 31, 2016 both contracts were amended whereby the officers waived the payments due to them for the first five months of services ($52,000 each) and reduced the management fees to $60,000 per officer per annum (Note 9). During the year ended June 30, 2017, the Company incurred management fees of $164,000 and recognized a gain of $104,000 for the subsequent write-off of accounts payable relating to these management fees.

Promissory Notes

On June 30, 2016, the Company entered into unsecured demand promissory notes for $97,078 with the CEO and COO of the Company. During the year ended June 30, 2017, The Company repaid $87,115 and drew down an additional $102,487. These note agreements were amended on June 30, 2017, to reflect the increase in balance to $112,450. The balances are non-interest bearing, unsecured and have no fixed terms of repayment.

7.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2017	2016

Loss for the period	$(372,165)	$(100,680)

Expected income tax recovery	$(130,000)	$(34,000)
Change in statutory, foreign tax, foreign exchange rates and others	(2,000)	-
Share issuance costs	(7,000)	-
Change in unrecognized deductible temporary differences	139,000	34,000
Total income tax expense (recovery)	$-	$-

Dubuc Motors Inc.
Notes to the Financial Statements
(Expressed in United States Dollars)
June 30, 2017

7.	INCOME TAXES (cont’d)

The significant components of the Company’s deferred tax assets are as follows:

	2017	2016
Deferred tax assets
Non-capital losses	$167,000	$34,000
	167,000	34,000
Valuation allowance	(167,000)	(34,000)
Net unrecognized deferred tax assets	$-	$-

The Company has non-capital losses for US income tax purposes of approximately $477,000 which may be carried forward and applied against taxable income in future years. These losses, if unutilized, will expire in 2036-2037.

8.	FAIR VALUE ACCOUNTING

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s cash and restricted cash is measured at fair value using Level 1 inputs.

9.	COMMITMENTS

(a)	During the period ended June 30, 2016, the Company entered into an agreement with C.O. Enterprises, LLC (dba Agency 2.0) to provide marketing services to the Company. The total fees for services were expected to be $100,000, of which $30,000 were incurred as of June 30, 2016. During the year ended June 30, 2017, the campaign closed and the Company recorded the remaining $70,000 on the contract to accounts payable and accrued liabilities.

(b)	During the period ended June 30, 2016, the Company entered into employment agreements with two of its key executives for a one-year term that provided for aggregate annual compensation of $250,000 and up to $500,000 of severance payments for termination without cause. On December 31, 2016, these executives agreed to waive compensation for all prior sums owing under the agreements and agreed to reduce the compensation to $60,000 per year each going forward. As a result of the amendments, the maximum severance payments for termination without cause has been reduced to $240,000.

10.	SUBSEQUENT EVENTS

Subsequent to June 30, 2017, the Company has sold 74,344 Class B common shares at a price of $8.00 per share, under its Regulation A offering qualified February 22, 2017.

Item 8. Exhibits

2.1	Restated and Amended Certificate of Incorporation (1)
2.2	Bylaws (1)
3.1	2016 Stock Option Plan and Individual Stock Option Agreement (1)
3.2	StartEngine Crowdfunding, Inc. Warrant (1)
4.1	Form of Regulation A Subscription Agreement (1)
4.2	StartEngine Simplified Subscription Agreement (4)
6.1	License and Commercialization Agreement with Dubuc Super Light Car Inc. (1)
6.2	Posting Agreement with StartEngine Crowdfunding, Inc. (1)
6.3	Marketing Agreement with C.O. Enterprises, LLC (1)
6.4	Promissory Note (1)
6.5	Tomahawk Reservation Agreement (1)
6.6	Management Agreement with Mario Dubuc (1)
6.7	Management Agreement with Mihalis Kakogiannakis (1)
6.8	Indemnity Agreement with Mario Dubuc (1)
6.9	Indemnity Agreement with Mihalis Kakogiannakis (1)
6.10	Services Agreement with Sageworks Capital LLC.
6.11	Services Agreement with FundAmerica LLC(5)
6.12	Sub-lease agreement
6.13	Amending Agreement to Management Agreement with Mario Dubuc
6.14	Amending Agreement to Management Agreement with Mihalis Kakogiannakis
8	Escrow Services Agreement with Prime Trust LLC
11	Independent Auditor’s Consent (3)
13	Testing the Water Materials (1)

Notes:

(1)  Filed previously with Form 1-A on November 7, 2016.

(2)  Filed previously with Form 1-A Amendment No. 1 on January 6, 2017.

(3)  Filed previously with Form 1-A Amendment No. 2 on February 22, 2017.

(4)  Filed previously with Form S-A on April 3, 2017.

(5)  Filed previously with Form 1-U on June 14, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUBUC MOTORS INC.

By:	/s/ Mario Dubuc
Mario Dubuc
Chief Executive Officer of Dubuc Motors Inc.

Date:	June 18, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Mihalis Kakogiannakis
Mihalis Kakogiannakis
Chief Operating Officer, and Director of Dubuc Motors Inc.

Date:	June 18, 2018

By:	/s/ Mario Dubuc
Mario Dubuc
Chief Executive Officer, Acting Chief Financial Officer, Principal Accounting Officer, and Director of Dubuc Motors Inc.

Date:	June 18, 2018